VIA EDGAR AND FACSIMILE

November 9, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elaine Wolff, Special Counsel

Re:	Feldman Mall Properties, Inc. Amendment No. 2 to the Registration Statement on Form S-11 Filed October 22, 2004 Registration No. 333-118246

Dear Ms. Wolff:

On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), we set forth below our response the second comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated November 8, 2004, with respect to Amendment No. 2 to the registration statement (the “Registration Statement”) on Form S-11 (Registration No. 333-118246) filed by the Company on October 22, 2004.

The second comment provides as follows:

2.	We note your response to our comment no. 2; however, we are unable to agree with your analysis that you do not believe that any member of senior management or any of their affiliates has ever sponsored a “program” within the meaning of Guide 5. In this regard, we note that Larry Feldman served as Chairman, CEO and President of Tower Realty Trust, a publicly traded REIT. We also note that Jim Bourg and Scott Jensen were senior managers at Tower Realty Trust. Finally, we note the management team’s real estate and development activities with your predecessor company, Feldman Equities of Arizona, LLC. As such, it appears that at a minimum the two prior REITS would constitute “programs” within the meaning of Guide 5. As such, should the amount of your offering or your intended use of proceeds change prior to effectiveness, please advise. In this connection, your disclosure suggests that you may be a blind pool REIT subject to Guide 5. For example, we note you have revised the cover page and the summary risk factor sections to correspond to the first risk factor on page 21 to disclose that you may be considered a blind pool.

The Company maintains its position that no member of its senior management team, Feldman Equities of Arizona, LLC or Feldman Equities or their affiliates have sponsored a “program” within the meaning of Guide 5. As indicated in the Registration Statement, certain members of the Company’s senior management team have experience as members of the senior management of Tower Realty Trust and SL Green Corp., each a publicly traded real-estate investment trust (a “REIT”). Neither of these REITs amount to a “program” within the meaning of Guide 5. Although not defined in Guide 5, in the Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission did discuss what is meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission made clear that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program which commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” A publicly traded

REIT is not a three phase investment fund or syndication of the type discussed in Release No. 34-18161 and, as such, should not be considered a “program.” Publicly traded REITs are not organized in “phases” but are instead intended to be fully integrated operating businesses that have infinite life.

Our view that publicly traded REITs are not “programs” within the meaning of Guide 5 is also supported by the type of information that is called for by Guide 5 relating to program prior performance. It is clear that the type of disclosure that is required by Guide 5 relating to programs does not translate to information that would be applicable to a publicly traded REIT. For example, much of the information called for to be included in the Prior Performance Tables (Appendix II of Guide 5) has no relevance at all to publicly traded REITs. We also wish to note that the management team of a publicly traded REIT, including Tower Realty Trust and SL Green Corp., consist of several members. In addition, they are managed and controlled by their boards of directors. As such, the operating performance of a publicly traded REIT reflects the collective efforts of the management team and the board. It is inappropriate in our view to present performance information about public companies that had previously employed one or more members of a new company’s management team in an offering involving such new company. We believe that the presentation of such information in these circumstances has the risk of being highly misleading to investors. It could allow a handful of individuals to claim for their own benefit the prior performance that actually involved the efforts of a much larger management team. Although it comes up in slightly different context, we note that in the mutual funds industry, the Staff has consistently taken the position that an individual investment manager cannot use the “prior performance” of a mutual fund as a track record for such individual’s performance unless no other personnel besides the principals of a current registrant played a significant part in the management of the accounts whose performance is presented for those years. See Fiduciary Management Associates, Inc., SEC No-Action Letter (pub. avail. March 5, 1984). We believe that the sound policy reasons behind this position are applicable in the non-mutual fund context as well.

Finally, as we previously noted to the Staff, while the Company’s senior management team has in the last ten years acquired real properties in joint ventures with institutional partners, these transactions were characterized by one-off negotiations of terms and shared control with these partners and also did not involve any offering of interests in an investment fund or syndication and therefore also should not be considered to be “programs” within the meaning of Guide 5.

Thus, our position is that, in the context of a blind pool offering, prior “program” performance information should be included when the performance information can be appropriately tied and credited to the senior management team involved in the offering. In the case of the Company’s initial public offering, we continue to believe that no member of the Company’s senior management team, Feldman Equities of Arizona, LLC or Feldman Equities or their affiliates has ever sponsored a “program” within the meaning of Guide 5. As a result, even if the Company’s initial public offering were to fall within the definition of a blind pool offering, no prior performance information can be included in the Registration Statement since no such information about programs exists.

We would greatly appreciate the Staff s concurrence with the views expressed above. Questions in connection with this letter should be directed to the undersigned at 212-878-8232.

Very truly yours,

/s/ Beth A. De Santo

Beth A. De Santo, Esq.

cc:	Jeffrey A. Shady, Esq. Larry Feldman Jim Bourg Tom Wirth